Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

December 20, 2023

Ms. Emily Rowland
Mr. Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-275075
1919 Financial Services Fund, 1919 Socially Responsive Balanced Fund, 1919 Maryland Tax-Free Fund, and 1919 Variable Socially Responsive Balanced Fund

Dear Ms. Rowland and Mr. Eskildsen:
This correspondence is being filed in response to comments provided by the staff (“Staff”) of the U.S. Securities and Exchange Commission on December 19, 2023, with respect to the Trust’s registration statement on Form N-14, which was filed on October 18, 2023 in connection with the upcoming reorganization (the “Reorganizations”) of the 1919 Financial Services Fund, 1919 Socially Responsive Balanced Fund and 1919 Maryland Tax-Free Fund, each an existing series of Trust for Advised Portfolios (the “Target Funds”) into identically named series of the Trust (the “Acquiring Funds”). This correspondence also responds to comments provided by the Staff on October 25, 2023, with respect to disclosures included in the N-14 related specifically to the the 1919 Maryland Tax-Free Income Fund.
The Acquiring Funds are being registered as new shell series of the Trust in order to serve as the surviving funds in the Reorganizations and will not commence a public offering until the completion of the Reorganizations. The Reorganizations are expected to occur on or about January 19, 2024.
Please note, after consideration, the Target 1919 Variable Socially Responsive Balanced Fund will not be reorganized into the Trust. All references to the reorganization of the Target 1919 Variable Socially Responsive Balanced Fund will be removed prior to filing the definitive Form N-14. Comments related exclusively to the 1919 Variable Socially Responsive Balanced Fund been omitted from this response. The Trust will also take necessary actions to discontinue registration of the Target 1919 Variable Socially Responsive Balanced Fund as a shell series.
For your convenience, each comment is reproduced below in bold typeface immediately followed by the Trust’s response. Where a comment relates to or involves language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.
The Trust undertakes to make the revisions presented in this correspondence in a post-effective amendment to the N-14 pursuant to Rule 485(b) under the Securities Act of 1933.
Comments provided on December 19, 2023
Comment 1: We note the prospectus and SAI for the Acquiring Funds should not be incorporated by reference, as the N-14 was effective prior to the effective date of the Acquiring Funds’ registration statement.
Response: The Trust will remove all disclosures related to incorporating the Acquiring Funds’ prospectus and SAI by reference, and will include the full SAI in the N-14.
Comment 2: Please delete the first sentence following the bullet point list of documents incorporated into the Information Statement/Prospectus and SAI by reference, which states “In addition, AMP Trust has filed with the SEC a preliminary prospectus and SAI for the Acquiring Funds as they will be offered after the Reorganizations.”

Response: The Trust has made the requested revisions.
Comment 3: Please confirm supplementally that the fees and expenses shown in the Fees and Expenses of the Fund tables and Examples are current.
Response: The Trust confirms the the fees and expenses shown in the Fees and Expenses of the Fund tables and Examples are current.
Comment 4: We note the fees for Class A shares of the Financial Services Fund shown in the Fees and Expenses of the Fund table do not align with the December 31, 2022 annual report. Please revise accordingly.
Response: The Trust has made the requested revisions.
Comment 5: We note the fees for Class A shares of the Financial Services Fund shown in the Example do not align with the December 31, 2022 annual report. Please revise accordingly.
Response: The Trust has made the requested revisions.
Comment 6: For any Fund that shows more than one benchmark index in the Performance section, please include the disclosure required by Instruction 2(b) to Item 4(b)(2) of Form N-1A .
Response: The Trust has made the requested revisions.
Comment 7: We note the figures in “Supplemental data and ratios” line of the Financial Highlights for the 1919 Financial Services Fund should be annualized for 2023 and footnoted as such.
Response: The Trust has made the requested revisions.
Comment 8: We note the figures in the “Total Return” line of the Financial Highlights for the 1919 Socially Responsive Fund should not be annualized for 2023 and footnoted as such.
Response: The Trust has made the requested revisions.
Comment 9: We note the figures in expense ratios and net investment income lines of the of the Financial Highlights for the 1919 Socially Responsive Fund are footnoted as not annualized; however, the amounts appear to be annualized.
Response: The Trust has made the requested revisions.
Comment 10: Please update the name of the Maryland Tax-Free Income Fund throughout the Information Statement to include the word “Income.”
Response: The Trust has made the requested revisions.
If you have any questions or comments concerning this filing, please feel free to contact Rachel Spearo (414-516-1692) of U.S. Bank Global Fund Services, the Trust’s administrator.
Sincerely,
/s/ Russell Simon
Russell Simon
President
Advisor Managed Portfolios